February 28, 2003

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: M/I Schottenstein Homes, Inc.
Incoming letter dated February 20, 2003

Based on the facts presented, the Division's view is that the holding period for purposes of Rule 144(d) under the Securities Act for M/I Restricted Securities held by IES Family Holdings No. 1, LLC, IES Family Holdings No. 2, LLC, IES Family Holdings No. 3, LLC, and IES Family Holdings No. 4, LLC will be deemed to have begun at the time the M/I Restricted Securities were acquired by the Old IES Trust or the Children's Trusts.

This position is based on the representations made to the Division in your letter. Different facts or conditions might require another result.

Sincerely,

Robert Plesnarski

Robert Plesnarski
Special Counsel

CRGA

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2003

Ronald A. Robins, Jr.
Vorys, Sater, Seymour and Pease LLP
52 East Gay Street
Post Office Box 1008
Columbus, Ohio 43216-1008

Re: M/I Schottenstein Homes Inc.

Dear Mr. Robins:

In regard to your letter of February 20, 2003, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

Vorys, Sater, Seymour and Pease LLP

52 East Gay Street • Post Office Box 1008 • Columbus, Ohio 43216-1008 • Telephone (614) 464-6400 • Facsimile (614) 464-6350 • Cable VORYSATER

Arthur I. Vorys 1856-1933
Lowry F. Sater 1867-1935
Augustus T. Seymour 1873-1926
Edward L. Pease 1873-1924

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Telephone (202) 467-8800
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Rule 144(d)(1)

Ronald A. Robins, Jr.
Direct Dial (614) 464-6223
Facsimile (614) 719-4926
E-Mail · rarobins@vssp.com

February 20, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Re: M/I Schottenstein Homes, Inc. (the "Company")

Ladies and Gentlemen:

On behalf of IES Family Holdings No. 1, LLC; IES Family Holdings No. 2, LLC; IES Family Holdings No. 3, LLC; and IES Family Holdings No. 4, LLC, each an Ohio limited liability company (such entities are sometimes hereinafter referred to individually as an "LLC" and collectively as the LLC's"), we respectfully request that the staff of the Division of Corporation Finance (the "Division") confirm our opinion that, for purposes of Rule 144(d)(1) under the Securities Act of 1933, as amended, each LLC's holding period, with respect to certain restricted securities of the Company (the "M/I Restricted Securities") that were contributed to such LLC by trusts for the benefit of members of the Irving E. Schottenstein family ("the Schottenstein Family"), can be tacked to the holding period of the applicable trust that contributed the M/I Restricted Securities to such LLC.

Summary of Facts

Irving E. Schottenstein co-founded the Company in 1973. He is the Company's Chairman and Chief Executive Officer. The Company acknowledges that Mr. Schottenstein is, and at the time of each of the transfers described below was, an "affiliate" of the Company within the meaning of Rule 144(a)(1):

1. During 1978 and 1979, Mr. Schottenstein gifted approximately 1,100,000[1] M/I Restricted Securities to each of his four children. Following such gifts, Mr. Schottenstein continued to directly own approximately 1,100,000[1] M/I Restricted Securities.

2. In August 1986, each of Mr. Schottenstein's children, as settlor, transferred his or her respective M/I Restricted Securities to a separate trust for his or her own benefit (such trusts are sometimes hereinafter referred to individually as a "Children's Trust" and collectively as the "Children's Trusts").

   Mr. Schottenstein was the trustee of each Children's Trust with the sole voting and investment power in the M/I Restricted Securities held by each such Children's Trust. The Children's Trusts were irrevocable, subject to the applicable settlor's/beneficiary's right to amend his or her Children's Trust with the consent of the trustee.

3. In December 1994, Mr. Schottenstein, as settlor, transferred his M/I Restricted Securities to a trust for his own benefit (the "Old IES Trust"). Mr. Schottenstein was the trustee of the Old IES Trust with the sole voting and investment power in the M/I Restricted Securities held by the Old IES Trust.

4. For estate planning purposes, in April 2002, the Schottenstein Family again restructured their holdings of the M/I Restricted Securities (the "2002 Restructuring"). In the 2002 Restructuring:

   (a) (i) the Old IES Trust transferred its M/I Restricted Securities to Mr. Schottenstein, and

   (ii) immediately thereafter, Mr. Schottenstein transferred those M/I Restricted Securities to four separate trusts of which he is the trustee and the beneficiary (such trusts are sometimes hereinafter referred to individually as a "2002 IES Trust" and collectively as the "2002 IES Trusts").[2]
   Mr. Schottenstein had the sole voting and investment

[1] Such numbers are adjusted to reflect all stock dividends, stock splits and other recapitalizations with respect to the M/I Restricted Securities prior to the date hereof.

[2] For estate planning purposes, the M/I Restricted Securities held by the Old IES Trust were transferred from the Old IES Trust to Mr. Schottenstein and then to the 2002 IES Trusts prior to being transferred to the LLC's. Specifically, these interim steps provided a means of accomplishing the following estate planning purposes: (1) increasing Mr. Schottenstein's flexibility in making lifetime gifts; (2) dividing control over the LLC's after Mr. Schottenstein's death and during his wife's overlife (if she survives him) among his children in the desired manner; (3) avoiding probate administration with respect to these M/I Restricted Securities; and (4) assuring ultimate inheritance of each LLC by the intended child and/or his or her family.

power in the M/I Restricted Securities held by the 2002 IES Trusts;

(b) immediately following the transfers described in 4(a) above, the following transfers occurred *simultaneously*:

(i) each 2002 IES Trust contributed its M/I Restricted Securities as a contribution to the capital of one of the four LLC's in exchange for a percentage membership interest in such LLC, and

(ii) each Children's Trust contributed its M/I Restricted Securities as a contribution to the capital of one of the four LLC's in exchange for a percentage membership interest in such LLC,

with the percentage membership interest of each 2002 IES Trust and each Children's Trust in an LLC being in proportion to the number of M/I Restricted Securities contributed to such LLC by that 2002 IES Trust and that Children's Trust; and

(c) immediately following the transfer described in 4(b)(ii) above, each Children's Trust was terminated in accordance with its terms and such Children's Trust's LLC membership interests were distributed to the applicable child.

As a result of the 2002 Restructuring, each LLC holds M/I Restricted Securities as its sole asset and has two members -- Mr. Schottenstein (as trustee of a 2002 IES Trust) and one of his children. Although at least two of Mr. Schottenstein's children could be deemed to be "non-affiliates" of the Company, the Company and the Schottenstein Family acknowledge that, because of Mr. Schottenstein's ownership interest, each LLC is deemed to be an "affiliate" of the Company. Exhibit A, attached hereto, sets forth the interests of the Schottenstein Family members in the M/I Restricted Securities immediately prior to the 2002 Restructuring (indirectly through the Children's Trusts and the Old IES Trust) and after the 2002 Restructuring (indirectly through the LLC's).

The same form of Operating Agreement (the "Operating Agreement") applies to each of the LLC's. A copy of such form of Operating Agreement is attached hereto as Exhibit B.

The Operating Agreement provides for three classes of membership interests in each LLC: (1) General Company Interests; (2) Redeemable Limited Company Interests; and (3) Non-Redeemable Limited Company Interests. The rights and responsibilities associated with these three classes of membership interests are the same, except in two material respects. First, the holders of each LLC's General Company Interests serve as the managers of such LLC. No LLC may sell or distribute its M/I Restricted Securities without the unanimous consent of the managers of such LLC. Second, the holders of Redeemable Limited Company Interests have the right, upon the death of Mr. Schottenstein, to require the applicable LLC to redeem such Redeemable Limited Company Interests in exchange for a distribution of a proportionate share of each asset held by such LLC. With respect to each LLC, (1) a 2002 IES Trust holds a General Company Interest and a Non-Redeemable Limited Company Interest; and (2) a child of Mr. Schottenstein holds a General Company Interest and a Redeemable Limited Company Interest. Thus, each member of an LLC presently serves as a co-manager of the LLC. In addition, under the Operating Agreement, profits, losses and distributions are allocated to the members based upon the members' aggregate percentage membership interests in the applicable LLC.

Discussion

Rule 144(d)(1) provides that one year must elapse between the later of the date of acquisition of restricted securities from the issuer or an affiliate of the issuer and a resale of such restricted securities made in reliance on Rule 144. Based upon the plain language of Rule 144(d)(1), each LLC must hold its M/I Restricted Securities for at least one year prior to reselling them in reliance on Rule 144 because such LLC acquired its M/I Restricted Securities from "affiliates" of the Company.

In some cases, the tacking provisions set forth in Rule 144(d)(3) provide relief from this one year holding period by expressly permitting a transferee of restricted securities to tack its transferor's holding period with respect to such restricted securities to its own holding period. For example, with respect to the transfers described in 1 above, tacking was permissible under Rule 144(d)(3)(v)[3] which provides that "[s]ecurities acquired from an affiliate of the issuer by gift shall be deemed to have been acquired by the donee when they were acquired by the donor." Similarly, with respect to the transfers described in 2, 3 and 4(a) above, tacking was permissible under Rule 144(d)(3)(vi) which provides that "[w]here a trust settlor is an affiliate of the issuer, securities acquired from the settlor by the trust, or acquired from the trust by the beneficiaries thereof, shall be deemed to have been acquired when such securities were acquired by the settlor."

The tacking provisions set forth in Rule 144(d)(3) do not address contributions of restricted securities to a limited liability company (or similar entity) in exchange for securities of such limited liability company, as occurred in the 2002 Restructuring. Under certain circumstances, however, the Division has permitted tacking (so-called "Rule 144(d)(1) tacking") in connection with transactions not addressed by the tacking provisions set forth in Rule 144(d)(3). In such transactions, the Division has examined the economic substance of the

[3] In 1990, Rule 144(d) was amended. At the time of the transfers described in 1 and 2, Rule 144(d)(3) was captioned Rule 144(d)(4).

transaction. Specifically, the Division has examined whether the transaction resulted in a new investment decision or a shift in the economic risk with respect to the investment in the restricted securities. Where no new investment decision has been made and the economic risk remained essentially unchanged, the Division has generally permitted tacking.

The Division addressed the availability of Rule 144(d)(1) tacking for capital contributions of restricted securities in Question 33(b) of Securities Act Release No. 6099. According to the Division, tacking would be permitted when "[a]n individual transfers restricted securities to a corporation solely in exchange for all of its outstanding securities" because "the transferor retained complete control over the transferee and there was, therefore, no shift in the economic risk of investment in the restricted securities." For the reasons discussed below, we believe the transfers by the 2002 IES Trusts and the Children's Trusts to the LLC's are analogous to Question 33(b), and that the LLC's should be permitted to tack the holding periods of the applicable 2002 IES Trusts and Children's Trusts.

First, all of the M/I Restricted Securities transferred to an LLC by a 2002 IES Trust or a Children's Trust were beneficially owned (for purposes of the federal securities laws) by the same individual – Mr. Schottenstein – as were all of the membership interests issued in exchange.

Based on the Division's conclusions and analysis in *Schlumberger, Limited* (February 11, 1980), all of the M/I Restricted Securities transferred to an LLC by a 2002 IES Trust and a Children's Trust were beneficially owned (for purposes of the federal securities laws) by the same individual – Mr. Schottenstein – as were all of the membership interests issued in exchange. In *Schlumberger, Limited*, an individual sold restricted securities to a trust of which he was a beneficiary but not a trustee. The Division found that, "pursuant to the provisions of the trust described in your December 18, 1979 letter, at the time of the sale of the shares to the trust it would appear that the incidents of beneficial ownership will be transferred from [the beneficiary] to the trustees." The incidents of ownership vested in the trustees by the terms of the Schlumberger trust were voting and investment power – *i.e.*, the power to vote and dispose of the restricted securities. Mr. Schottenstein, as trustee of the 2002 IES Trusts and the Children's Trusts, had sole voting and investment power with respect to all of the M/I Restricted Securities held by such trusts and to all of the LLC membership interests issued to such trusts in exchange for such M/I Restricted Securities. Accordingly, we believe that pursuant to the Division's conclusions and analysis in *Schlumberger, Limited* and Question 33(b) of Securities Act Release No. 6099, Rule 144(d)(1) tacking is permissible.

The fact that, immediately following its receipt of an LLC's membership interests, each Children's Trust was terminated and its LLC membership interests were distributed to the beneficiary of such Children's Trust, should not prevent the transferee LLC from tacking the transferor Children's Trust's holding period. In *Worthington Industries, Inc.* (June 23, 1980), John H. McConnell, the then Chairman and Chief Executive Officer of

Worthington Industries, Inc., transferred 1,250,000 Worthington shares to JMAC, Inc. in exchange for all of JMAC's outstanding securities. Subsequently, Mr. McConnell desired to gift 5,000 JMAC shares to each of his children. The Division concluded that Mr. McConnell's transfer of the JMAC shares to his children "would not affect the holding period of JMAC for the Worthington shares. Accordingly, JMAC would be able to tack Mr. McConnell's holding period for the Worthington shares."

Second, the 2002 Restructuring did not result in a new investment decision or a shift in the economic risk with respect to the investment in the M/I Restricted Securities.

The Division has expanded the scope of Rule 144(d)(1) tacking, as expressed in Question 33(b), to cover certain transactions involving capital contributions by multiple persons on a substantially pro-rata basis. Many of these transactions involved circumstances analogous to those in the 2002 Restructuring, including being motivated by estate planning purposes.

In *Thornton Associates Limited Partnership* (July 9, 1984), for estate planning purposes, James Thornton gifted restricted securities of two companies to family members who then each contributed such restricted securities to a newly formed limited partnership in exchange for a pro-rata interest in the limited partnership. Each of the ten donees contributed 10% of the aggregate number of restricted securities to be held by the limited partnership and each received a 9.9% interest in net income, losses, gains and distributions of the limited partnership (a 1% interest was issued to the general partner in exchange for a proportionate cash contribution). The Division permitted tacking, noting that the beneficial interests of the donees in the restricted securities remained substantially the same following formation of the limited partnership.

In *Robert R. Barker and Company* (June 20, 1983), for estate planning purposes, a limited partnership, which owned restricted securities of venture capital enterprises and whose partners were primarily members of the immediate family of Robert R. Barker, distributed the restricted securities on a pro-rata basis to its partners. Following such distribution, each of the distributees (other than Mr. Barker and his wife who gifted their distribution of restricted securities to their children) contributed such restricted securities to a newly formed limited partnership in exchange for a pro-rata interest in the limited partnership (subject to a 10% profits interest allocated to the managing partner based on management services and investment results). The Division permitted tacking, noting that "each partner will continue to have substantially the same beneficial interest in the restricted securities which he had prior to their contribution to the New Partnership."

In *B.F. Limited Partnership* (January 29, 1998), for estate planning purposes, a limited liability company, which owned 2,479,400 restricted securities of Emeritus Corporation and whose members were a husband, his wife and their two sons, contributed such restricted securities to a newly formed limited partnership in exchange for a 99% common interest in such limited partnership. The remaining 1% common interest was issued to a corporation owned solely by the husband in exchange for a proportionate contribution of assets. Prior to the restructuring, the husband and wife collectively owned a 50% membership interest in the limited liability company and each of their sons owned a 25% membership interest. After the restructuring, the husband and wife collectively owned a 50.5% common interest in the limited partnership and each of their sons owned a 24.75% common interest. The restricted securities that were indirectly owned by the members of the limited liability company became indirectly owned by the partners of the limited partnership in substantially the same proportions. Again, the Division permitted tacking on the basis that the "transfer from the limited liability company to the partnership effected no substantial change in the beneficial ownership of the restricted securities."[4]

The Schottenstein Family effected the 2002 Restructuring for estate planning purposes. The underlying economic decision made in electing to effect the 2002 Restructuring was not whether to dispose of a portion of the M/I Restricted Securities, but rather a decision as to how to administer the family's investment in the M/I Restricted Securities. Accordingly, the 2002 Restructuring did not involve a new investment decision with respect to the M/I Restricted Securities.

Similarly, the 2002 Restructuring did not result in any shift in the Schottenstein Family members' economic risk with respect to the M/I Restricted Securities. After the 2002 Restructuring, the economic interests of the Schottenstein Family members in the M/I Restricted Securities are identical to their economic interests in the M/I Restricted Securities prior to the 2002 Restructuring. Immediately prior to the 2002 Restructuring, each Schottenstein Family member bore an economic risk with respect to a specific number of M/I Restricted Securities as a result of being the beneficiary of a Children's Trust (or, in the case of Mr. Schottenstein, the Old IES Trust). Immediately after the 2002 Restructuring, each Schottenstein Family member bears an economic risk with respect to the same number of M/I Restricted Securities as a result of owning a percentage membership interest in one or more of the LLC's, which percentage membership interest is exactly proportionate to the number of M/I Restricted Securities contributed by the Children's Trust (or, in the case of Mr. Schottenstein, the 2002 IES Trust) for the benefit of such member. As reflected on Exhibit A, throughout the 2002 Restructuring, there has been a complete continuity of economic interests in the M/I Restricted Securities.

Tracing the interests of one of Mr. Schottenstein's children in the M/I Restricted Securities throughout the 2002 Restructuring demonstrates this continuity of economic interests. Prior to the 2002 Restructuring, the Robert H. Schottenstein Children's Trust (the "RHS Children's Trust") held 710,000 M/I Restricted Securities. Although the trustee had sole voting

[4] *See also, Glynn Ventures* (August 6, 1984) and *Bessemer Venture Partners, L.P.* (December 3, 1981) where the Division addressed Rule 144(d)(1) tacking with respect to pro-rata capital contributions of restricted securities in connection with the organization and administration of a venture capital investment vehicle – as opposed to the organization and administration of a family's investment in restricted securities. In each letter, the Division permitted tacking on the basis that the restricted securities were contributed on a substantially pro-rata basis and did not result in a new investment decision or a shift in the transferors' economic risk with respect to the restricted securities contributed.

and investment power with respect to such M/I Restricted Securities, Robert H. Schottenstein, as the sole beneficiary, bore the economic risk of holding such M/I Restricted Securities as an investment. In the 2002 Restructuring, the RHS Children's Trust contributed the 710,000 M/I Restricted Securities to IES Family Holdings No. 2, LLC ("No. 2 LLC") in exchange for 77.5% of its aggregate membership interests. Simultaneously, a 2002 IES Trust contributed 206,650 M/I Restricted Securities to No. 2 LLC in exchange for 22.5% of its aggregate membership interests. Immediately following these capital contributions, the RHS Children's Trust distributed its 77.5% membership interest in No. 2 LLC to Robert H. Schottenstein. Thus, at the conclusion of the 2002 Restructuring and presently, Robert H. Schottenstein owns 77.5% of the outstanding securities of an entity whose sole asset is 916,650 M/I Restricted Securities. In the event No. 2 LLC disposes of its M/I Restricted Securities, Robert H. Schottenstein's gain or loss will be measured by reference to the 710,000 M/I Restricted Securities contributed on his behalf. Thus, despite the change in the form of his interest, Robert H. Schottenstein continues to bear the economic risk of holding 710,000 M/I Restricted Securities as an investment.

Finally, it is also important to note that the 2002 Restructuring could have been accomplished in two steps – each of which permit tacking.

First, each Children's Trust (or, in the case of Mr. Schottenstein, the Old IES Trust) could have distributed the M/I Restricted Securities held by it to its beneficiary (who is also its settlor). Tacking would have been permissible for this first step under Rule 144(d)(3)(vi). Second, the Schottenstein Family members could have contributed the M/I Restricted Securities that they received from such distributions to the applicable LLC's on a pro-rata basis. Tacking would have been available for this second step under the *Thornton Associates Limited Partnership* and the *Robert R. Barker and Company* letters as well as other Division interpretive letters.

Conclusion

Based upon the Division's conclusions and analysis in Securities Act Release No. 6099, *Schlumberger, Limited, Thornton Associates Limited Partnership, Robert R. Barker and Company and B.F. Limited Partnership,*[5] and the additional reasons discussed above, we respectfully request that the Division confirm our opinion that, under Rule 144(d)(1), each LLC's holding period with respect to the M/I Restricted Securities contributed to such LLC can

[5] Release No. 6099 and the *Schlumberger, Limited, Thornton Associates Limited Partnership, Robert R. Barker and Company, Glynn Ventures and Bessemer Ventures Partners L.P.* letters involved Rule 144(d)(1) as in effect until April 30, 1990 *(i.e.,* Old Rule 144). Old Rule 144 required the person for whose account these securities were to be sold to be the "beneficial owner" of such securities for at least two years prior to resale. As amended, Rule 144(d)(1) replaces the concept of "beneficial owner" with the concept of "date of acquisition." Despite the changes in terminology, in situations where a transferee acquires restricted securities from an affiliate of the issuer, interpretations regarding old Rule 144(d)(1) continue to apply with equal force.

be tacked to the holding period of the Children's Trust or 2002 IES Trust, as the case may be, that contributed those M/I Restricted Securities to the LLC.

If the Division does not concur with our opinions expressed herein, we would appreciate the opportunity for a conference with the Division prior to any written response to this letter. Additionally, if the Division has any questions or requires additional information, please call the undersigned at (614) 464-6223.

Very truly yours,

Ronald A. Robins, Jr. (Rocky)

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